UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14 )*

Nautilus, Inc.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
63910B102
(CUSIP Number)
Michael L. Zuppone, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6906
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63910B102

1	NAMES OF REPORTING PERSONS Sherborne Investors LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,981,449.000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,981,449.000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,981,449.000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 2 of 14 Pages

CUSIP No.	63910B102

1	NAMES OF REPORTING PERSONS Sherborne Investors GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,981,449.000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,981,449.000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,981,449.000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 3 of 14 Pages

CUSIP No.	63910B102

1	NAMES OF REPORTING PERSONS Sherborne Investors Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,981,449.000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,981,449.000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,981,449.000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 4 of 14 Pages

CUSIP No.	63910B102

1	NAMES OF REPORTING PERSONS Sherborne Investors Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,981,449.000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,981,449.000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,981,449.000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 5 of 14 Pages

CUSIP No.	63910B102

1	NAMES OF REPORTING PERSONS Sherborne Strategic Fund A, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		853,192.203

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		853,192.203

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	853,192.203

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 6 of 14 Pages

CUSIP No.	63910B102

1	NAMES OF REPORTING PERSONS Sherborne Strategic Fund B, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,279,633.727

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,279,633.727

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,279,633.727

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 7 of 14 Pages

CUSIP No.	63910B102

1	NAMES OF REPORTING PERSONS Nottingham Investors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		7,848,623.065

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,848,623.065

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,848,623.065

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 8 of 14 Pages

CUSIP No.	63910B102
Explanatory Note: This Amendment No. 14 (this “Amendment”) to Schedule 13D is filed by the Reporting Persons (as defined below in Item 2) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 26, 2007 (the “Initial 13D”) as amended and supplemented by:
•	Amendment 1 to the Initial 13D filed with the Commission on July 31, 2007,

•	Amendment 2 to the Initial 13D filed with the Commission on August 24, 2007,

•	Amendment 3 to the Initial 13D filed with the Commission on September 4, 2007,

•	Amendment 4 to the Initial 13D filed with the Commission on September 14, 2007,

•	Amendment 5 to the Initial 13D filed with the Commission on September 21, 2007,

•	Amendment 6 to the Initial 13D filed with the Commission on October 9, 2007,

•	Amendment 7 to the Initial 13D filed with the Commission on October 17, 2007,

•	Amendment 8 to the Initial 13D filed with the Commission on October 19, 2007,

•	Amendment 9 to the Initial 13D filed with the Commission on January 2, 2008,

•	Amendment 10 to the Initial 13D filed with the Commission on March 3, 2008,

•	Amendment 11 to the Initial 13D filed with the Commission on March 27, 2008,

•	Amendment 12 to the Initial 13D filed with the Commission on November 14, 2008 and

•	Amendment 13 to the Initial 13D filed with the Commission on November 25, 2008, and relates to the common stock, no par value (“Shares”) of Nautilus, Inc., a Washington corporation (the “Issuer”).
Item 2. Identity and Background.
Item 2 is amended and restated in its entirety as follows:
This Schedule 13D is filed by the Reporting Persons (as defined below) pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.
The Reporting Persons are:
(i)	Sherborne Investors LP, a Delaware limited partnership and managing member of each of the Funds (as defined below) (“Managing Member” or “Sherborne Investors”);

Page 9 of 14 Pages

CUSIP No.	63910B102
(ii)	Sherborne Investors GP, LLC, a Delaware limited liability company and general partner of the Managing Member (“Sherborne Investors GP”);

(iii)	Sherborne Investors Management LP, a Delaware limited partnership and investment manager to the Funds (“Sherborne Management”);

(iv)	Sherborne Investors Management GP, LLC, a Delaware limited liability company and general partner of Sherborne Management (“Sherborne Management GP”);

(v)	Sherborne Strategic Fund A, LLC, a Delaware limited liability company (“Strategic Fund A”);

(vi)	Sherborne Strategic Fund B, LLC, a Delaware limited liability company (“Strategic Fund B”); and

(vii)	Nottingham Investors LLC, a Delaware limited liability company (“Nottingham” and, together with Strategic Fund A and Strategic Fund B, the “Funds”).
The principal office for each of the Reporting Persons is 135 East 57th Street, New York, NY 10022.
The principal businesses of each of the Reporting Persons are as follows:
•	Each of the Funds is engaged primarily in the business of investing in securities;

•	The Managing Member is engaged primarily in the business of serving as managing member of the Funds;

•	Sherborne Investors GP is engaged primarily the business of serving as the general partner of the Managing Member;

•	Sherborne Management is engaged primarily in the business of serving as investment manager of the Funds; and

•	Sherborne Management GP is engaged primarily in the business of serving as the general partner of Sherborne Management.
None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
For information required by Instruction C to Schedule 13D with respect to the members and managing directors of Sherborne Investors GP and Sherborne Management GP (collectively, the “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.

Page 10 of 14 Pages

CUSIP No.	63910B102
Item 4. Purpose of Transaction.
Item 4 is supplemented as follows:
The Issuer is considering a loan agreement with the Funds, which would provide approximately $5.0 million in additional cash for the Issuer’s future operating needs, subject to negotiation of acceptable terms and conditions and consideration and approval by the independent members of the Issuer’s board of directors.
Item 5. Interest in Securities of the Issuer.
Items 5 (a) and (b) are amended and restated in their entirety as follows:
The following describes the direct and indirect interests of the Reporting Persons in the Shares:
•	Strategic Fund A is the direct beneficial owner of and has the sole power to vote and dispose of 853,192.203 Shares; (1)

•	Strategic Fund B is the direct beneficial owner of and has the sole power to vote and dispose of 1,279,633.727 Shares; (1)

•	Nottingham is the direct beneficial owner of and has the sole power to vote and dispose of 7,848,623.065 Shares; (1)

•	The Managing Member, as the managing member of the Funds, is the indirect beneficial owner of and has shared indirect power to vote or dispose of 9,981,449.000 Shares;

•	Sherborne Investors GP, as the general partner of the Managing Member, is the indirect beneficial owner of and has the shared indirect power to vote or dispose of 9,981,449.000 Shares;

•	Sherborne Management, as the investment manager to the Funds, is the indirect beneficial owner of and has the shared indirect power to vote or dispose of 9,981,449.000 Shares;

•	Sherborne Management GP, as the general partner of Sherborne Management, is the indirect beneficial owner of and has the shared indirect power to vote or dispose of 9,981,449.000 Shares; and

(1)	The Shares beneficially owned by the Funds add up to slightly less than 9,981,449.000 due to rounding.
The information set forth in Rows 7 through 13 of the cover page hereto for each of the Reporting Persons is incorporated herein by reference. The percentage amount set forth in Row
13 for all cover pages filed herewith is calculated based upon the 30,744,336 Shares issued and outstanding as reported by the Issuer in its Form 10-Q for the Quarterly Period ended March 31, 2010.

Page 11 of 14 Pages

CUSIP No.	63910B102
The Covered Persons do not beneficially own any Shares.
Item 5 (c) is amended and supplemented as follows:
The Reporting Persons have not purchased any Shares in the past 60 days.
Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

2.	Joint Filing Agreement, dated August 16, 2010

Page 12 of 14 Pages

CUSIP No.	63910B102
SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 16, 2010

SHERBORNE INVESTORS LP
By:	SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

SHERBORNE INVESTORS GP, LLC
By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

SHERBORNE INVESTORS MANAGEMENT LP
By:	SHERBORNE INVESTORS MANAGEMENT
GP, LLC, its general partner

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

SHERBORNE INVESTORS MANAGEMENT GP, LLC
By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

Page 13 of 14 Pages

CUSIP No.	63910B102

SHERBORNE STRATEGIC FUND A, LLC
By:	SHERBORNE INVESTORS LP, its managing member

By:	SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

SHERBORNE STRATEGIC FUND B, LLC
By:	SHERBORNE INVESTORS LP, its
managing member

By:	SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

NOTTINGHAM INVESTORS LLC
By:	SHERBORNE INVESTORS LP, its
managing member

By:	SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
	Name:	Craig L. McKibben
	Title:	Managing Director

Page 14 of 14 Pages

Schedule I
Information with respect to Members and Managing Directors of the Undersigned
The following sets forth as to each of the members and managing directors of Sherborne Investors GP and Sherborne Management GP, his name, his business address and his present principal occupation or employment and the name, principal business and address of any corporation of other organization in which such employment is conducted.
Mr. Edward J. Bramson, Mr. Craig L. McKibben and Mr. Stephen Welker are managing directors of Sherborne Investors GP and Sherborne Management GP and have a business address at 135 East 57th Street, New York, NY 10022. Messrs. Bramson, McKibben and Welker are three of the four managing directors of Sherborne Investors Management (Guernsey) LLC, a Delaware limited liability company (“Sherborne Management Guernsey”). Sherborne Management Guernsey is the investment manager for Sherborne Investors (Guernsey) A Limited, a Guernsey limited liability company admitted for trading on the AIM market of the London Stock Exchange. Investment vehicles managed by affiliates of Messrs. Bramson, McKibben and Welker own approximately 19.05% of the outstanding shares of Sherborne Investors (Guernsey) A Limited. The business address for Sherborne Management Guernsey is 135 E. 57th Street, New York, NY 10022.
Mr. Bramson serves as Chairman of the Issuer.
Mr. McKibben serves as a non-executive director of the Issuer.
Mr. Bramson is a citizen of the United Kingdom, while Messrs. McKibben and Welker are citizens of the United States.
None of the Covered Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.